SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2024

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):          )

Table of contents

•	Eni: Board of Directors resolves to propose to the Shareholders' Meeting a new buyback program and the cancellation of treasury shares that will be acquired for the purpose of remunerating shareholders

•	Eni: Board of Directors approves bond issue

•	Eni’s Board of Directors - Approval of the fourth tranche of the provision in place of 2023 dividend: € 0.23 per share

•	Annual Report on Form 20-F 2023

•	Notice of Shareholders’ Meeting 2024

•	Eni Board of Directors Report AGM 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate Secretary’s Staff Office

Date: April 9, 2024

Eni: Board of Directors resolves to propose to the Shareholders' Meeting a new buyback program and the cancellation of treasury shares that will be acquired for the purpose of remunerating shareholders

Rome, 4 April 2024 - Eni's Board of Directors, chaired by Giuseppe Zafarana, has resolved to submit a proposal to the Shareholders' Meeting of 15 May 2024, called in ordinary session, to authorize the purchase of treasury shares (the "new buyback Program") for a period up to the end of April 2025 aimed at remunerating shareholders and implementing Employee Stock Ownership Plan (“PAD”), as already announced to the market.

As illustrated in the 2024-2027 Strategic Plan (the “Plan”), presented to the market on March 14, 2024, Eni intends to distribute between 30%-35% of annual Cash Flow From Operations (“CFFO”) in terms of dividend and share buyback. In upside scenarios of the CFFO compared to the amount foreseen in the Plan, up to 60% of incremental cashflows will be applied to buyback.

In line with the Plan, Eni therefore intends to launch the new buyback Program in 2024 for an amount of €1.1 billion. This amount may be increased up to a total maximum of €3.5 billion, in case of upside scenarios of the CFFO as described above.

The maximum amount of shares that can be purchased under the program is no. 328 millions of shares (approximately 10% of Eni's share capital).

Authorization for the purchase of treasury shares under the new buyback Program is requested for the following purposes:

-	up to no. 321.6 millions of shares, to remunerate shareholders;

-	up to no. 6.4 millions of shares, to be used for the implementation of the PAD, also submitted for approval by the same Shareholders’ Meeting.

Purchases made under the new buyback Program will be made at a price identified in compliance with regulatory requirements and accepted market practices in force from time to time. This price may not deviate downward or upward by more than 10% from the official price recorded by Eni S.p.A. stock in the session of the Euronext Milan market, organized and managed by Borsa Italiana S.p.A., on the day preceding each individual transaction.

Purchases may be made:

-	on regulated markets in accordance with operating procedures established in the regulations for the organization and management of those markets;

-	in the way established by the market practices permitted by Consob pursuant to Article 13 of Regulation (EU) No. 596/2014 (if applicable);

-	under the conditions set forth in Article 5 of Regulation (EU) No. 596/2014.

The Board of Directors has also resolved to submit a proposal to the Shareholders' Meeting, called in extraordinary session, to cancel the treasury shares to be purchased under the new buyback Program for the purpose of remunerating shareholders (maximum no. 321.6 millions of treasury shares). This cancellation will be carried out by the Board of Directors without reducing the share capital, in view of the absence of the par value of Eni's shares, by July 2025, in one or more acts, even before the maximum number of shares authorized by the Shareholders' Meeting has been purchased.

For shares purchased for the implementation of the PAD, the Shareholders' Meeting is called upon to authorize the Board of Directors to dispose such shares in accordance with methods and timing defined by the PAD and, for any potential surplus, in the way deemed most appropriate and in accordance with the interest of the Company and, in any case, in compliance with applicable regulations and any applicable market practices.

The documentation relating to the Shareholders' Meeting will be made available to the public within the terms and in the way provided for by current regulations, including through publication on the Company's website.

As of today's date, Eni holds no. 90,221,072 treasury shares equal to approximately 2.7% of the share capital. Eni's subsidiaries do not hold shares in the Company.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821
ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: Board of Directors approves bond issue

Rome, 4 April 2024 – Eni's Board of Directors, chaired by Giuseppe Zafarana, today approved the possible issue of one or more bonds, to be placed with institutional investors, with a value up to a maximum aggregate amount of 5 billion euro, or its equivalent in other currencies, to be issued in one or more tranches by 31 March 2026.

The bonds, if issued, will enable Eni to maintain a well-balanced financial structure and will be used for general corporate purposes. The bonds may be listed on one or more regulated markets.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821
ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni’s Board of Directors

Approval of the fourth tranche of the provision in place of 2023 dividend: € 0.23 per share

Rome, 4 April 2024 – Eni’s Board of Directors, chaired by Giuseppe Zafarana, today resolved to distribute to Shareholders the fourth of the four tranches of the provision in place of the 2023 dividend from Eni S.p.A. available reserves1 of € 0.23 (compared to a total annual provision, in place of the dividend, equal to € 0.94) per share outstanding at the ex-dividend date as of 20 May 20242, payable on 22 May 20243, as resolved by the Shareholders’ Meeting of 10 May 2023.

Holders of ADRs, outstanding at the record date of 21 May 2024, will receive € 0.46 per ADR, payable on 7 June 20244, with each ADR listed on the New York Stock Exchange representing two Eni shares.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821
ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

1 Coupon No. 46.

2 Depending on the recipient’s fiscal status the payment is subject to a withholding tax or is treated in part as taxable income.

3 Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the payment is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of 21 May 2024 (record date).

4 On ADR payment date, Citibank, N.A. will pay net of the amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.

Annual Report on Form 20-F 2023

Rome, 5 April 2024 – Today Eni’s Annual Report on Form 20-F for the year ended 31 December 2023 has been filed with the U.S. Securities and Exchange Commission (SEC).

The Annual Report on Form 20-F 2023 is published on Eni’s website (eni.com) in the “Publications” section. Shareholders can receive a hard copy of Eni’s Annual Report on Form 20-F 2023, free of charge, by emailing a request to “segreteriasocietaria.azionisti@eni.com” or to “investor.relations@eni.com”.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

* * *

Eni

Società per Azioni Roma, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release is also available on the Eni web site eni.com.

Eni S.p.A.	Published on April 5,2024
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary and extraordinary shareholders’ meeting 2024

Notice of Ordinary and Extraordinary Shareholders’ Meeting

Shareholders of Eni S.p.A. (hereinafter «Eni» or «Company») are hereby invited to attend the Ordinary and Extraordinary Shareholders’ Meeting which will be held in Rome, Piazzale Enrico Mattei, 1, 00144, on May 15, 2024 at 10:00 am, on single call, to discuss and decide on the following

Agenda

(ordinary part)

1.	Eni S.p.A. financial statements at December 31, 2023. Related resolutions. Presentation of consolidated financial statements at December 31, 2023. Reports of the Directors, the Board of Statutory Auditors and the Audit Firm.
2.	Allocation of net profit.
3.	Employee Stock Ownership Plan 2024-2026 and disposal of Eni treasury shares to serve the plan.
4.	Report on remuneration policy and remuneration paid: Section I - 2024 remuneration policy.
5.	Report on remuneration policy and remuneration paid: Section II - remuneration paid in 2023.
6.	Authorisation for the purchase and disposal of treasury shares; related and consequent resolutions.
7.	Use of available reserves for and in place of the 2024 dividend.

(extraordinary part)

8.	Cancellation of any treasury shares to be purchased under the terms of the authorisation pursuant to item 6 on the agenda of the ordinary part, without reduction of the share capital, and consequent amendments to Article 5 of the By-laws; related and consequent resolutions.

1. Procedures for holding the Shareholders’ Meeting

In accordance with Article 11 of Law no. 21 of 5 March 2024 , which extended the effectiveness of the measures contained in the art. 106, fourth paragraph, second sentence, of Decree Law no. 18, ratified by Law no. 27 to the Shareholders’ Meetings held by December 31, 2024, participation in the Shareholders’ Meeting shall take place solely through the Shareholders’ representative designated pursuant to Article 135-undecies of Legislative Decree no. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter “T.U.F.”) as identified in paragraph 5 below

(hereinafter “Shareholders’ Representative”). The Shareholders’ Representative may also be granted proxies or sub-proxies pursuant to Article 135-novies of T.U.F., in derogation from the provisions of Article 135-undecies, paragraph 4, of that decree, as indicated in paragraph 5 below. In accordance with the provisions of Article 106, paragraph 2, of the aforementioned decree, without prejudice to the foregoing, the other persons whose participation in the Shareholders' Meeting is required in order to guarantee the regular conduct of the Meeting may also participate by telecommunication systems that guarantee their identification, without it in any case being necessary that the Chairman, the Secretary and the notary are in the same location.

2. Right to attend and to vote at the Shareholders’ Meeting

Pursuant to Article 83-sexies of the T.U.F. and Article 13.2 of the By-laws and in accordance with the provisions of Article 106 of Decree Law no. 18/2020, those entitled to attend and to vote at the Shareholders’ Meeting, exclusively through the Shareholders’ Representative, are those on behalf of whom the intermediary authorized pursuant to applicable regulations has sent to the Company the statement certifying entitlement to the relative right, at the end of the seventh trading day prior to the date of the Shareholders’ Meeting on single call (May 6, 2024 – the record date). The statement must be received by Eni by the end of the third trading day prior to the date scheduled for the Shareholders’ Meeting (May 10, 2024). The right to attend and to vote in the Shareholders’ Meeting, exercised exclusively through the Shareholders’ Representative, is ensured even if the statement is received by the Company after the deadline indicated above, as long as it is received by the opening of the Shareholders’ Meeting. Those who become Shareholders only after the record date shall not be entitled to exercise the right to participate and to vote in the Shareholders’ Meeting and, therefore, shall not grant a proxy to the Shareholders’ Representative. Please note that the statement is sent to Eni by the intermediary upon request of the person entitled to the right. Those entitled to vote are required to give instructions to the intermediary that keeps the related accounts to send the aforementioned statement to the Company. Any requests for prior notice or fees requested at fulfilling the duties of the intermediary are not ascribable to the Company. In order to attend the Shareholders’ Meeting, those holding shares not yet in

Eni S.p.A.	Published on April 5,2024
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary and extraordinary shareholders’ meeting 2024 dematerialized form shall first deliver these shares to an authorised intermediary, who will have them dematerialised in the Central Depository System, and shall then request the above-mentioned statement of attendance. The right to attend and vote in the Shareholders' Meeting is subject to the applicable regulatory provisions and is allowed within the limits of any sanctions and restrictive measures, adopted at national and international level, pro tempore in force.

3. Right to ask questions prior to the Shareholders’ Meeting

Pursuant to Article 127-ter of the T.U.F., those entitled to vote for which the Company has received within the third day following the record date (May 9), according to the procedures indicated on the website, the statement provided by the authorised intermediary attesting ownership of Eni shares pursuant to applicable legislation (see paragraph 2 above), may ask questions on items on the agenda prior to the Shareholders’ Meeting: the questions must be received by the Company no later than May 6, 2024; the Company does not guarantee an answer to the questions received after that deadline. The questions may be sent a) by certified e-mail at the address corporate_sesocorp@pec.eni.com or b) through the appropriate section of the Company’s website dedicated to the Shareholders' Meeting. Questions received by the above deadline will be answered by May 12, 2024, through publication of the answer in the appropriate section of the Company’s website devoted to the Shareholders’ Meeting. Eni has decided to bring the time limit for providing answers forward with respect to the legal deadline in order to give Shareholders the time necessary to make an informed decision in granting any proxy to the Shareholders’ Representative.

The Company shall provide a single answer to questions having the same content. No reply is due when the requested information is available in “question and answer” form in the appropriate section of the Company’s website or when the answer has already been published in that section.

Further information is available on the Company's website.

4. Addition of items to the agenda of the Shareholders’ Meeting and proposed resolutions on the items on the agenda

4.1 Addition of items to the agenda of the Shareholders’ Meeting and proposed resolutions on the items on the agenda by Shareholders holding at least 2.5% of the share capital

Pursuant to Article 126-bis, first paragraph, first sentence, of the T.U.F. and in accordance with the provisions of Article 13.1 of the By-laws, Shareholders who, severally or jointly, represent at least 2.5% of Eni’s share capital, may ask, within ten days from the date of publication of this notice, to add other items to the agenda, specifying the additional proposed items in their request or presenting proposed resolutions on items already on the agenda. Matters upon which, according to law, the Shareholders’ Meeting must resolve upon a proposal of the Board of Directors, or on the basis of a project or report of the Board of Directors other than the report on the items in the agenda, may not be added to the agenda. Requests, together with the statement provided by the intermediary authorised attesting the ownership of Eni’s shares, are submitted (1) in writing to the Company’s registered office by registered letter with return receipt to the address “Eni S.p.A. (Eni S.p.A. Corporate Secretariat), Piazzale Enrico Mattei, 1, 00144 Rome or (2) by certified e-mail to the address: corporate_sesocorp@pec.eni.com. Moreover, a report on the proposed issues must be sent to the Company’s Board of Directors by Shareholders requesting the addition of items, in the same manner and within the same deadline.

Any additions to the agenda or the presentation of further proposed resolutions on items already on the agenda will be communicated as prescribed by law at least fifteen days before the Shareholders’ Meeting (by 30 April 2024).

4.2. Resolution proposals made by holders of voting rights

Each person entitled to vote may individually present resolution proposals on the items on the agenda or proposals whose presentation is otherwise permitted by law. Shareholders entitled to submit these proposals may send them to the Company by April 30, 2024 only by certified e-mail at the address corporate_sesocorp@pec.eni.com.

The Company will publish these proposals on its website by May 2, 2024 after verifying their eligibility and

2

Eni S.p.A.	Published on April 5,2024
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary and extraordinary shareholders’ meeting 2024 reserving the right to verify the proposers’ entitlement to present them. In particular, for the purpose of their publication, the Company reserves the right to verify the relevance of the proposals with respect to the items on the agenda, their completeness, their compliance with the applicable legislation and the entitlement of the requesting Shareholders to submit the proposals certified by a communication of an intermediary or according to the results of the Shareholders' register.

Entitlement to submit proposals shall be in any case confirmed by the communication provided by Article 83-sexies of the T.U.F., issued by the intermediary for the purpose of attending the Shareholders’ Meeting and exercising the voting right.

Shareholders' right to use the means of communication available to them to inform other Shareholders of the proposals they intend to submit at the Shareholders' Meeting shall be unaffected.

In the event of proposals for resolutions on the items on the agenda as alternatives to those submitted by the Board, the Board proposal will be put to a vote (unless it is withdrawn) and, only if this proposal is rejected, will the Shareholders' proposals be put to a vote. These proposals, even without a proposal from the Board, will be submitted to the Shareholders' Meeting starting from the proposal submitted by the Shareholders who represent the largest percentage of share capital. Only if the proposal put to a vote is rejected will the next proposal in order of amount of capital represented be put to a vote.

Further information will be available on the Company's website.

5. Proxies conferred on the Shareholders’ Representative designated by the Company

5.1. Pursuant to Article 135-undecies of the T.U.F. and Article 14.5 of the By-laws, the Company has designated Studio Legale Trevisan & Associati, in the person of Mr. Dario Trevisan (or his substitutes in case of impediment), as the representative to whom Shareholders may confer their proxy free of charge, with voting instructions on all or part of the proposals on the agenda. In this case, the proxy pursuant to Article 135-undecies of the T.U.F. must be conferred by signing the related proxy form to the Shareholders’ Representative in accordance with the procedures specified therein, which will be available on the Company’s website dedicated to the Shareholders' Meeting, or, in compliance with applicable regulations, at the Company’s registered office. The form must be received by the end of the second trading day prior to the date scheduled for the Shareholders’ meeting (no later than 23:59 on May 13, 2024), using one of the following alternative procedures: (i) for proxies signed in the original, sent by courier or registered mail with return receipt, at the following address:

Studio Legale Trevisan & Associati

Viale Majno, 45

20122 - Milan – Italy

or (ii) for proxies signed with a qualifying electronic signature or digital signature, at the certified e-mail address: rappresentante-designato@pec.it.

The proxy and related voting instructions pursuant to Article 135-undecies of the T.U.F. can always be revoked by the above deadline. The proxy shall not be valid for proposals on the agenda for which no voting instructions have been provided.

5.2. In accordance with the provisions of Decree Law no. 18/2020, the Shareholders’ Representative may also be granted proxies or sub-proxies pursuant to Article 135-novies of the T.U.F., by those who have the voting right.

Proxies or sub-proxies - which shall be conferred by signing the related proxy form to the Shareholders’ Representative in accordance with the procedures specified therein, which will be available on the Company’s website dedicated to the Shareholders' Meeting - must be received, for organisational reasons, by 12:00 noon on May 14, 2024 to Studio Legale Trevisan, & Associati, using one of the following alternative procedures: (i) by post at the address indicated in point 5.1 or (ii) by certified e-mail to: rappresentante-designato@pec.it or to the e-mail address: rappresentante-designato@trevisanlaw.it.

Proxies and sub-proxies must be also notified, without voting instructions, for organisational reasons, to the Company, by 12:00 noon on May 14, 2024: a) by certified e-mail at the following address: corporate_sesocorp@pec.eni.com or b) through the appropriate section of the Company’s website dedicated to the Shareholders' Meeting, in accordance with the procedures specified therein.

The proxy and sub-proxy and related voting instructions given to the Shareholders’ Representative may always be

3

Eni S.p.A.	Published on April 5,2024
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary and extraordinary shareholders’ meeting 2024 revoked in the same procedures specified for the conferment. A proxy and sub-proxy form will be available on the Company’s website dedicated to the Shareholders' Meeting or, in compliance with applicable regulations, at the Company’s registered office. The proxy and the sub-proxy shall not be valid for proposals on the agenda for which no voting instructions have been provided.

The right to grant the proxies referred to in points 5.1 and 5.2 shall be certified by the notice provided for in Article 83-sexies of the T.U.F. issued by the intermediary for the purpose of attending the Shareholders’ Meeting and exercising the right to vote (see paragraph 2 above).

Further information will be available on the Company's website.

The Shareholders’ Representative is available to Shareholders for further clarifications at the toll-free number 800 134 679 (during business hours) and at the certified e-mail address rappresentante-designato@pec.it.

6. Holders of ADRs

The owners of ADRs, listed on the New York Stock Exchange, with each ADR representing two Eni ordinary shares, who are recorded in the Eni ADRs register of Citibank N.A, the ADR Depositary as at April 8, 2024, shall be entitled to exercise of their voting rights in accordance with the deposit and registration requirements contained in the “ADR Deposit Agreement”, without prejudice to the provisions of paragraph 1 of this notice.

7. Request for information and the website of the Company

Any further information related to the Shareholders’ Meeting, in particular concerning the procedures for exercising rights, can be obtained by visiting the Company’s website - www.eni.com - or by writing to the e-mail address segreteriasocietaria.azionisti@eni.com. In addition, the following numbers may be called (during business hours):

•	Toll-Free Number: 800 940 924 – from Italy only;
•	Toll-Free Number: + 800 112 234 56 - from outside Italy.

8. Information documents

The documentation concerning the items on the agenda, the full texts of the resolution proposals, together with the explanatory reports requested by the applicable law, will be available to the public - in accordance with the legal time limits - at the Company’s registered office, at Borsa Italiana S.p.A., at the centralized storage device authorised by Consob called “1Info” – which can be consulted on the website www.1info.it, and on the Company’s website www.eni.com, in the section “Shareholders’ Meeting 2024”. The documentation may be consulted at the registered office only if so permitted by applicable regulations.

*          *          *

We inform you that the date, place and/or procedures for holding the Shareholders’ Meeting indicated in this notice calling the Meeting may be changed or clarified if the current regulations are changed or additional measures are issued by the competent authorities that are in effect on the date of the Shareholders’ Meeting. Any changes will be promptly disclosed in the same manner used for the publication of this notice.

The Chairman of the Board of Directors

Giuseppe Zafarana

4

Published on 5 April 2024

ENI S.P.A.

ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

15 MAY 2024

SINGLE CALL

REPORT OF THE BOARD OF DIRECTORS

ON THE ITEMS ON THE AGENDA

The Italian text prevails over the English translation.

ENI S.P.A.

ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

15 MAY 2024

SINGLE CALL

REPORT OF THE BOARD OF DIRECTORS

ON THE ITEMS ON THE AGENDA

ITEM 1

ENI S.P.A. FINANCIAL STATEMENTS AT 31 DECEMBER 2023. RELATED RESOLUTIONS. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2023. REPORTS OF THE DIRECTORS, THE BOARD OF STATUTORY AUDITORS AND THE AUDIT FIRM

The document “Annual Report at 31 December 2023” of Eni S.p.A. (the “Company”) will be available at the Company’s registered office as required by law, on the Company’s website, at Borsa Italiana S.p.A. (the Italian Stock Exchange) and at the centralised storage service authorised by Consob “1Info”, which can be viewed at www.1info.it, and includes the draft of Eni S.p.A.’s financial statements and the consolidated financial statements, along with the Directors’ Report on Operations and the declaration pursuant to Article 154-bis, paragraph 5 of Legislative Decree No. 58 of 24 February 1998 (Consolidated Law on Finance Act, hereinafter “CLF”). The Reports of the Audit Firm and the Board of Statutory Auditors will be available to the public together with the Annual Report.

Reference is therefore made to these documents.

Dear Shareholders,

You are invited to resolve as follows:

“To approve the statutory financial statements at December 31 2023 of Eni S.p.A., which report a net profit amounting to € 3,272,366,066.40.”

ITEM 2

ALLOCATION OF NET PROFIT

Dear Shareholders,

The Shareholders' Meeting of 10 May 2023 provided for the recourse to the available reserves for the distribution of € 0.94 per share, for and in place of the payment of the dividend for financial year 2023. The first three tranches of the distribution were paid in September 2023, November 2023 and March 2024. The fourth tranche will be paid in May 2024.

Considering, therefore, that the distribution for and in place of the dividend for financial year 2023 makes use of Eni S.p.A.’s available reserves, the profit achieved in financial year 2023 is to be carried forward, allocating it to the available reserve.

Dear Shareholders,

You are invited to resolve as follows:

“To allocate the net profit for the period of € 3,272,366,066.40 to the available reserve.”

ITEM 3

EMPLOYEE STOCK OWNERSHIP PLAN 2024-2026 AND DISPOSAL OF ENI TREASURY SHARES TO SERVE THE PLAN

Dear Shareholders,

the Board of Directors of Eni S.p.A. has resolved to submit to the approval of the present Shareholders' Meeting the adoption of a 2024-2026 Employee Stock Ownership Plan for all employees (the “Plan” or “ESOP”), drafted on the proposal of the Remuneration Committee, as a tool to strengthen Eni’s people sense of belonging to the Company and promote their participation in the growth of corporate value, in line with the interests of Shareholders, as well as to support their purchasing power.

The Plan provides for three annual grants in the period 2024-2026 and, in particular, for the two-year period 2024-2025, two annual free grants of Eni’s shares for an individual annual monetary value of € 2,000. A lock-up period of three years applies to each granting, during which the shares may not be sold.

In 2026, a co-investment modality will be applied whereby, in return for the employee purchasing shares, Eni shares will be granted free of charge equal to 50% of the shares purchased, up to a maximum value of € 1,000. For the shares purchased by the employee, a lock-up of one year will apply, and for the free shares granted a lock-up of three years will apply.

The beneficiaries of the Plan (“Beneficiaries”) are all Eni employees; for the Eni’s CEO and General Manager and the other Executives beneficiaries of the existing ILT Share Plan a symbolic annual granting of one share is envisaged.

The description of the targets and characteristics of the Plan is reported in more detail in the Informative Document (the “Informative Document”) prepared pursuant to Article 114-bis of the CLF and Article 84-bis of the Consob’s Issuers’ Regulation(“IR”), attached to this Report and which will be made available to the public within the time limits and in the manner prescribed by current law, including through publication on Eni’s website.

For the implementation of the Plan, the Board of Directors has resolved to ask the Shareholders’ Meeting to be authorised to grant free of charge, in accordance with the terms and conditions described in the attached Informative Document, up to a maximum of 10.5 million Eni treasury shares to the Beneficiaries of the Plan, using to this extent:

- 4.1 million of Eni treasury shares already in the portfolio free of encumbrances, of which 2.9 million were originally allocated for the 2020-2022 Long-Term Incentive Plan (“2020-2022 ILT Share Plan”) and can no longer be assigned;

- 6.4 million of shares resulting from purchases to be made on the market by the Company, through the new share buyback programme submitted for your authorisation under item 6.

The maximum number of shares that may be granted was estimated based on the monetary countervalue defined for each individual grant, the number of Beneficiaries, and taking in account the value of the first decile of the official prices recorded by Eni S.p.A.’s share over the last three years.

Dear Shareholders,

You are invited to approve the following resolutions:

“Pursuant to and for the purposes of Article 114-bis of the CLF and of Art. 2357-ter of the Italian Civil Code,

1)	to approve the 2024-2026 Employee Stock Ownership Plan, under the conditions set forth in the Informative Document attached and made available within the time limits prescribed by current legislation, granting the Board of Directors all the powers needed to implement the Plan, also through persons delegated for this purpose, including the power to: i) annually assign Eni’s shares; ii) identify the Beneficiaries on the basis of the defined criteria; iii) define terms and conditions for implementation provided they do not conflict with this resolution;

2)	to authorise the Board of Directors to dispose of up to a maximum of 10.5 million treasury shares to serve the implementation of the Plan, of which: i) 4.1 million already in the portfolio free of encumbrances, of which 2.9 million were originally allocated to the previous 2020-2022 ILT Share Plan and not used; ii) 6.4 million arising from the share buyback programme submitted for your authorisation and referred to item 6, on the assumption that today’s Shareholders’ Meeting will approve it.”

ITEM 4

REPORT ON REMUNERATION POLICY AND REMUNERATION PAID: SECTION I - 2024 REMUNERATION POLICY

Dear Shareholders,

the proposed adoption of the Employee Stock Ownership Plan for all employees, as per item 3 on the agenda, makes it necessary to adjust the Remuneration Policy 2023-2026, approved by the Shareholders’ Meeting held on 10 May 2023, for 2024.

The first section of the Report on the 2024 Remuneration Policy and Remuneration Paid in 2023 (hereinafter the “Remuneration Report”), prepared under the terms of Art. 123-ter, paragraph three of the CLF and of Art. 84-quater of the IR, explains the Policy for 2024 as approved, on the proposal of the Remuneration Committee, by the Board of Directors, for the remuneration of the Directors, the Chief Operating Officers and the other managers with strategic responsibilities and, without prejudice to the provisions of Art. 2402 of the Italian Civil Code, of the Statutory Auditors and the procedures used for the adoption and implementation of this policy.

Pursuant to Article 123-ter, paragraph three-ter of the CLF, the Shareholders’ Meeting shall resolve in favour or against the first section of the Report, to the contents of which you are referred. The Shareholders’ Meeting vote on the first section of the Remuneration Report is binding.

The Report is made available at the Company’s registered office as required by law, on the Company’s website, at Borsa Italiana S.p.A. (the Italian Stock Exchange), and at the centralised storage service authorised by Consob called “1Info”, which can be viewed at www.1info.it.

Dear Shareholders,

You are invited to resolve as follows:

“In favour of the first section of the Remuneration Report, which explains the 2024 Policy for the remuneration of the Directors, the Chief Operating Officers, and the other managers with strategic responsibilities and, without prejudice to the provisions of Art. 2402 of the Italian Civil Code, of the Statutory Auditors and the procedures used for the adoption and implementation of this policy.”

ITEM 5

REPORT ON REMUNERATION POLICY AND REMUNERATION PAID: SECTION II - REMUNERATION PAID IN 2023

(NON-BINDING RESOLUTION)

Dear Shareholders,

the second section of the Remuneration Report, prepared under the terms of Art. 123-ter of the CLF and of Art. 84-quater of the IR, explains the remuneration paid in 2023 to the Directors, Statutory Auditors, Chief Operating Officers and, in aggregate form, to other managers with strategic responsibilities.

Pursuant to Article 123-ter, paragraph 6 of the CLF, the Shareholders’ Meeting shall resolve annually in favour of or against the said second section of the Remuneration Report, to which you are referred. The Shareholders’ Meeting vote on the second section of the Report is not binding.

The Report is made available at the Company’s registered office as required by law, on the Company’s website, at Borsa Italiana S.p.A. (the Italian Stock Exchange) and at the centralised storage service authorised by Consob called “1Info”, which can be viewed at www.1info.it.

Dear Shareholders,

You are invited to resolve as follows:

“In favour of the second section of the Remuneration Report, which explains the remuneration paid in 2023 to the Directors, Statutory Auditors, Chief Operating Officers and, in aggregate form, to other managers with strategic responsibilities.”

ITEM 6

AUTHORISATION FOR THE PURCHASE AND DISPOSAL OF TREASURY SHARES; RELATED AND CONSEQUENT RESOLUTIONS

Dear Shareholders,

as part of the Company’s 2023-2026 Strategic Plan, presented to the market on 23 February 2023, a treasury shares buyback programme (“buyback”) was provided for, for an amount of € 2.2 billion, increasable up to a maximum of € 3.5 billion if the conditions set out by the Plan be met.

In execution of the authorisation conferred by the Ordinary Shareholders’ Meeting of 10 May 2023, the Company carried out, between 12 May 2023 and 5 March 20241, a buyback programme in which it purchased a total of no. 153,447,368 shares, representing 4.5% of the Company’s share capital2, for a total counter-value of € 2,199,994,375.

On 25 March 2024, in execution of the authorisation granted by the Extraordinary Shareholders’ Meeting of 10 May 2023, all treasury shares purchased in the context of the 2023 buyback programme with the purpose of remunerating the Shareholders were cancelled (no. 91,447,368 shares).

As of today, therefore, the Company holds no. 90,221,072 treasury shares in its portfolio, representing 2.7% of the share capital.

As indicated in the 2024-2027 Strategic Plan (the “2024-2027 Plan”), presented to the market on 14 March 2024, Eni intends to distribute between 30% and 35% of the annual CFFO (Cash Flow From Operations) in the form of dividends and buyback. In the presence of an upside, the Company intends to allocate up to 60% of the incremental cash flows from the plan to the buyback.

In line with the Plan, Eni intends to launch in 2024 a new buyback programme for € 1.1 billion for the purposes specified in paragraph 1 below. The amount of the buyback programme may be increased on the basis of any upsides as described above, up to a total maximum of € 3.5 billion.

That said, the Board of Directors proposes to authorise the purchase and disposal of Eni treasury shares of the Company, in accordance with the Articles 2357 and 2357-ter of the Italian Civil Code, Article 132 of the CLF, Article 144-bis of the IR, for the purposes, within the terms and in accordance with the procedures specified below.

1.	Reasons for which authorisation to acquire Eni treasury shares is requested.

The request for authorisation is aimed at attributing to the Board of Directors the option to purchase and dispose of Eni treasury shares of the Company, in compliance with the relevant laws and any permitted market practices that may be applicable, in line with what is provided for in the Company’s 2024-2027 Plan, communicated to the market on 14 March 2024 and, in particular, for the following purposes:

-	paying its Shareholders an additional remuneration compared to the distribution of dividends;

-	to establish the shares allocated to serve the 2024-2026 ESOP, submitted for the approval of the Shareholders’ Meeting under item 3 on the agenda.

1 Date on which the buyback programme of the Company for 2023 ended.

2 Percentage calculated on the basis of the number of Eni ordinary shares outstanding before cancellation of 91,447,368 treasury shares in execution of the authorisation granted by the Extraordinary Shareholders’ Meeting on 10 May 2023.

It should be noted that the Board of Directors submits at the same time to the Shareholders’ Meeting, in the extraordinary session, the proposal to cancel the treasury shares purchased for the purpose of remunerating the Shareholders. For further information on the subject of the cancellation proposal, please see the Report of the Board of Directors pursuant to item 8 on the agenda of the extraordinary part.

2.	Maximum number and class of the shares to which the authorisation refers

As of the date of approval of this Report by the Board of Directors (4 April 2024), the share capital of Eni S.p.A. amounts to € 4,005,358,876.00 and is represented by no. 3,284,490,525 ordinary shares with no par value.

It is proposed that the Shareholders' Meeting authorise the purchase of treasury shares, at several times, for a total outgoing up to € 3.5 billion and for a maximum number of shares of 328,000,000 ordinary shares (equal to approximately 10% of the share capital of Eni S.p.A.).

In particular, the maximum number of shares that may be purchased as part of the buyback programme will be divided according to what is stated below:

-	up to a maximum of no. 321,600,000 shares for the purpose of remunerating Shareholders;

-	up to a maximum of no. 6,400,000 shares allocated to serve the ESOP.

Pursuant to Article 2357, first paragraph, of the Italian Civil Code, the purchases will be carried out within the limits of distributable profit and available reserves as reported in the most recent regularly approved financial statements.

Part of the available reserves or distributable profits will be restricted for accounting purposes, for an amount equal to the purchases of treasury shares made, by attribution to a specific reserve that will be unavailable as long as the treasury shares are in the portfolio.

It is also proposed to authorise the Board of Directors to dispose of, at one or more times, all or part of the shares in the portfolio other than those purchased for the purpose of remunerating Shareholders, even before having exhausted the maximum quantity of shares that can be purchased.

3.	Disclosure for the purposes of a complete assessment of compliance with the provisions of Article 2357, third paragraph, of the Italian Civil Code.

At the date of approval of this Report by the Board of Directors, the Company holds no. 90,221,072 treasury shares in its portfolio, equal to about 2.7% of the share capital.

4.	Period for which authorisation is requested.

The authorisation for the purchase of treasury shares is requested up to the end of April 2025.

It is hereby proposed to authorise the disposal of treasury shares other than those purchased for the purposes of remunerating the Shareholders in accordance with the purpose for which the authorisation to acquire is requested and, for any excess, to authorise their disposal according to the most appropriate methods in line with the Company’s interests, with no time limit.

5.	Minimum and maximum price.

The requested authorisation provides for purchases to be made at a price to be determined on a case-by-case basis, having regard to the procedures selected to execute the transaction and in compliance with any regulatory requirements and current accepted market practices, if applicable, which shall not be more than 10% lower or greater than the official price registered by the Eni S.p.A.’s stock in the trading session of the Euronext Milan, organised and operated by Borsa Italiana S.p.A., on the day before each individual transaction.

The authorisation requested also specifies that the sale or other disposal actions of treasury shares in the portfolio must take place according to the terms and conditions established each time by the Board of Directors, in accordance with the purposes for which the authorisation for purchase is requested, without affecting compliance with any limits provided for in the current laws and in any accepted market practices that may be applicable.

6.	Methods by which purchases and disposal of treasury shares shall be made.

The requested authorisation provides that purchases shall be carried out in a manner consistent with any regulatory requirements and current accepted market practices that may be applicable.

At present, these methods are governed by Article 132 of the CLF, Article 144-bis of the IR, Article 5 of Regulation (EU) no. 596/2014 of the European Parliament and the Council of April 16, 2014 (“MAR”) and the related implementing provisions.

In particular, in compliance with the provisions of Article 132, paragraph 1 of the CLF, purchases of treasury shares shall be executed in such a manner as to ensure equal treatment of Shareholders:

-	on regulated markets in accordance with the operating procedures established in the rules on the organisation and operation of the markets themselves, which do not permit the direct matching of bids with predetermined offers;

-	with the procedures established by market practices accepted by Consob pursuant to Article 13 of the MAR, if applicable;

-	under the conditions specified in Article 5 of the MAR, as specified in this proposed resolution.

The authorisation requested also specifies that the actions for disposal and/or use of treasury shares other than those purchased for the purpose of remunerating the Shareholders can occur with the methods and time frames defined by the ESOP, for any excess with the methods considered most appropriate and in keeping with the Company’s interest with no time limit and, in any case, in compliance with current regulations and current accepted market practices that may be applicable.

7.	Information on the possible use of the purchase of treasury shares to reduce share capital

The Board of Directors also submits to the Shareholders’ Meeting, in extraordinary session, the proposal to cancel any treasury shares purchased in execution of the authorisation referred to in this Report for the purpose of remunerating the Shareholders, specifying that the cancellation will be made without a nominal reduction of the share capital, in consideration of the absence of nominal value of Eni’s shares.

Dear Shareholders,

You are invited to resolve as follows:

“The Ordinary Shareholders’ Meeting

resolves

1) to authorise the Board of Directors — pursuant to and for the purposes of Article 2357 of the Italian Civil Code — to proceed with the purchase of shares of the Company, in multiple tranches, for a period up to the end of April 2025, for the purposes referred to in the explanatory Report of the Board of Directors, within the time limits and on the conditions set out below:

•	the maximum number of shares to be purchased is 328,000,000 ordinary shares for a total outlay of up to €3.5 billion, of which:

-	up to a maximum of 321,600,000 shares for the purpose of remunerating Shareholders;

-	up to a maximum of 6,400,000 shares allocated to serve the ESOP;

•	the purchases must be carried out within the limits of distributable profits and available reserves as reported in the most recent regularly approved financial statements. Part of the available reserves or distributable profits will be restricted for accounting purposes, for an amount equal to the purchases of treasury shares made, by attribution to a specific reserve that will be unavailable as long as the treasury shares are in the portfolio;

•	the purchases shall be made at a price to be determined on a case-by-case basis, having regard to the procedures selected to execute the transaction and in compliance with any regulatory requirements and current accepted market practices, if applicable, which shall not be more than 10% lower or greater than the official price registered by the Eni S.p.A.’s stock in the trading session of the Euronext Milan, organised and operated by Borsa Italiana S.p.A., on the day before each individual transaction;

•	purchases of treasury shares shall be executed in such a manner as to ensure equal treatment of Shareholders and in compliance with any regulatory requirements and current accepted market practices that may be applicable and specifically:

- on regulated markets in accordance with the operating procedures established in the rules on the organisation and operation of the markets themselves, which do not permit the direct matching of bids with predetermined offers;

- with the procedures established by market practices accepted by Consob pursuant to Article 13 of Regulation (EU) no. 596/2014, if applicable;

- under the conditions specified in Article 5 of Regulation (EU) no. 596/2014, as specified in this proposed resolution;

2) to authorise the Board of Directors – under the terms and for the purposes of Art. 2357-ter of the Italian Civil Code – to proceed with the disposal, at one or more times, of all or part of the treasury shares in the portfolio other than those purchased for the purpose of remunerating the Shareholders, even before having exhausted the maximum quantity of shares that can be purchased. The sale and/or the actions of disposal and/or use of the treasury shares in the portfolio may occur for the purposes indicated above:

•	according to the methods and time frames defined by the ESOP and for any excess according to the methods considered most appropriate and in line with the Company’s interests with no time limit and in compliance with current regulations and, if applicable, current accepted market practices;

•	according to the terms and conditions established each time by the Board of Directors, in accordance with the purposes pursuant to this authorisation, complying with any limits provided for in the current regulations and in any accepted market practices that may be applicable;

3) to confer on the Board of Directors — with the right to delegate to the Chief Executive Officer and to sub-delegate by the same — any power necessary to execute the resolutions referred to in the previous points, taking all actions required, appropriate, instrumental and/or connected with the successful execution of those resolutions, as well as to provide the market disclosure required by legislation, including EU rules, and current accepted market practices that may be applicable.”

ITEM 7

USE OF AVAILABLE RESERVES FOR AND IN PLACE OF THE 2024 DIVIDEND

The Company’s Shareholders Remuneration Policy, lastly approved by the Board of Directors on 13 March 2024 and communicated to the market during the presentation of the 2024-2027 Plan, envisages a remuneration of the Shareholders through a combination of dividends and buyback. In particular, as well as the buyback programme pursuant to item 6 on the agenda of this Shareholders’ Meeting, the Shareholders Remuneration Policy envisages, for 2024, a dividend of € 1 per share, to be paid in four tranches.

This dividend is consistent with the 2024-2027 Plan, which provides for a significant cash generation capacity and is also sustainable in economic-financial and capital terms. In addition, with specific reference to Eni S.p.A, the capital and financial sustainability is further reflected in its high capitalisation and financial strength resulting, among other things, from the financial statements for the year ended on 31 December 2023.

The dividend for financial year 2024 of € 1 per share corresponds to a total distribution of approx. € 3.2 billion considering the shares outstanding at 31 December 2023, the payment of which is provided for according to the following schedule:

•	September 2024: € 0.25 per share;

•	November 2024: € 0.25 per share;

•	March 2025: € 0.25 per share;

•	May 2025: € 0.25 per share.

In line with what was done for the distribution of the dividend of financial year 2023, in order to ensure the payment of the dividend envisaged for 2024, before the approval of the related financial statements, the Board of Directors proposes that the Shareholders’ Meeting resolve to distribute Eni S.p.A.’s available reserves, including the portion of the revaluation reserve ex Lege 342/2000, released from legal restrictions in 2023 and not used for the purposes of dividend distribution in 2023. In particular, the Shareholders’ Meeting of 10 May 2023 had resolved to reduce the “Revaluation reserve pursuant to Law 342/2000” by € 2,300 million to allow for its use, if applicable, for the purposes of distribution for and in place of the payment of the dividend relating to financial year 2023. The aforesaid reserve will be used for the distribution of the fourth tranche of the 2023 dividend (for approx. € 735 million) and, therefore, will be available for the residual amount (equal to approx. € 1,565 million) for the purposes of payment for and in place of the 2024 dividend.

In this regard, the Board of Directors proposes that the Shareholders’ Meeting resolve to use Eni S.p.A.’s available reserves for and in place of the payment of the dividend relating to financial year 2024, including, if appropriate and in the interest of the shareholders, any use of the portion of the revaluation reserve ex Lege 342/2000 already released from legal restrictions and not yet used.

The amount of the distribution provided for in the 2024 Remuneration Policy of approx. € 3.2 billion is amply covered by the amount of Eni S.p.A.’s available reserves. In this regard, it should be noted that as at 31 December 2023, Eni S.p.A.’s available reserves amount to a total of approx. € 37 billion, in addition to the profit for financial year 2023 (approx. € 3.3 billion) to be carried forward (see item 2 of this agenda above).

The Shareholders’ Meeting is also requested to delegate to the Board of Directors the execution of the aforementioned resolution and the ascertainment that there are no obstacles to the distribution of the above dividend in terms of the capital and financial sustainability of the use of reserves for that distribution, having regard to the overall context in which the Company operates, as well as the performance and financial situation of the Company and the Eni Group emerging from the accounting data and forecasts for the whole year referable to: (i) June 30, 2024, for the distribution of September 2024; (ii) September 30, 2024, for the distribution of November 2024; (iii) the 2024 annual preliminary results, for the distribution of March 2025 and (iv) 2024 draft annual financial statements, for the distribution planned in May 2025.

In regards of the above, the adoption of the following resolution is proposed:

“Dear Shareholders, in accordance with the Shareholders Remuneration Policy approved by the Board of Directors of Eni S.p.A. on 13 March 2024, which sets a dividend of € 1 per share for 2024 and distribution in four tranches of equal amount (€ 0.25 per share), in the months of: (i) September 2024; (ii) November 2024; (iii) March 2025, and (iv) May 2025, we ask that you approve the following resolution:

1)	to approve the distribution, for and in place of the payment of the dividend relating to financial year 2024, of a sum of € 1 (one) per share, in tranches of an equal amount (€ 0.25 per share) in the months of (i) September 2024; (ii) November 2024; (iii) March 2025, and (iv) May 2025;

2)	to approve the use of available reserves for and in place of the payment of the dividend relating to financial year 2024, making use, if appropriate and in the interest of the Shareholders, of the residual amount of the revaluation reserve ex Lege 342/2000, use of which was subject to resolution by the Shareholders’ Meeting of 10 May 2023;

3)	to delegate the Board of Directors to implement the above resolutions, verifying from time to time the existence of the legal conditions for the purposes of distributing the reserve.”

ITEM 8

CANCELLATION OF ANY TREASURY SHARES TO BE PURCHASED UNDER THE TERMS OF THE AUTHORISATION PURSUANT TO ITEM 6 ON THE AGENDA OF THE ORDINARY PART, WITHOUT REDUCTION OF THE SHARE CAPITAL, AND CONSEQUENT AMENDMENTS TO ARTICLE 5 OF THE BY-LAWS; RELATED AND CONSEQUENT RESOLUTIONS

(EXTRAORDINARY PART)

Dear Shareholders,

with reference to the purchase of Eni’s ordinary shares submitted for your authorisation pursuant to item 6 on the agenda of the present Shareholders’ Meeting in ordinary session, the Board of Directors has called you to an extraordinary session to resolve on the proposal to cancel any treasury shares that will be purchased on the basis of the aforesaid authorisation for the purpose of paying to its Shareholders further remuneration for the distribution of dividends, for a maximum number of 321,600,000 treasury shares, representing approximately 9.8% of the Company’s share capital.

The cancellation proposal is in line with the purposes of the purchase, as already stated in the Report containing an explanation of the aforementioned authorisation pursuant to item 6 on the agenda of the present Shareholders’ Meeting in ordinary session.

The cancellation — the execution of which is entrusted to the Board of Directors, with the option of delegation to the Chief Executive Officer and sub-delegation by the same — may be made also through several actions, even before the purchase of the maximum number of shares authorised today by the Shareholders’ Meeting in ordinary session under the terms of item 6 on the agenda and by and no later than July 2025.

The cancellation of treasury shares will not have effect on the Company's economic performance and will not modify the value of Shareholders' equity.

The cancellation will be followed by the amendment of Art. 5.1 of the By-laws in the part in which they indicate the number of shares into which the share capital is divided.

It is proposed, therefore, to add a last paragraph to the current Art. 5 of the By-laws as shown in the table presented below. This paragraph will subsequently be annulled once the cancellation has been completed.

Current text	Proposed text
ART. 5	ART. 5
5.4 (non-existent)	5.4. The Extraordinary Shareholders’ Meeting of 15 May 2024 authorised the cancellation of a maximum of no. 321,600,000 Eni’s treasury shares purchased in execution of the treasury share buyback programme approved by the Shareholders’ Meeting of 15 May 2024, conferring delegated powers on the Board of Directors – with the option of delegation to the Chief Executive Officer and sub-delegation by the same – to perform this cancellation, with several actions or at one time, by July 2025, to change, as a consequence, the number of shares indicated in paragraph 1 of this article, reducing it by a number of shares equal to those effectively cancelled, and to proceed, after completing the cancellation, to annul this paragraph.

The Board believes that the proposed amendment does not give Shareholders the right of withdrawal pursuant to art. 2437 of the Italian Civil Code.

Dear Shareholders,

given the above, on condition that today’s Shareholders’ Meeting in ordinary session has approved the authorisation for the purchase of treasury shares of the company pursuant to item 6 on the agenda of this Report, you are asked to approve the following resolution on the present proposal:

“The Extraordinary Shareholders’ Meeting, having seen the Report of the Board of Directors,

resolves

1)	to authorise the Board of Directors, with the option of delegation to the Chief Executive Officer and sub-delegation by the same, to cancel up to a maximum of no. 321,600,000 treasury shares with no nominal value, which will possibly be purchased on the basis of the authorisation of the Shareholders' Meeting in ordinary session today for the purpose of remunerating the Shareholders; the cancellation will occur keeping the amount of the share capital unchanged and through the reduction of the related specific reserve (equal to the carrying amount of the shares cancelled);

2)	to approve, as of now, after the treasury share cancellation pursuant to point 1 has been completed, the amendment of Art. 5, paragraph 1 of the By-laws in the part related to the number of shares into which the Eni S.p.A.’s share capital is divided, indicating in the same paragraph the number of shares that will effectively exist as a consequence of the execution of this cancellation;

3)	to add a final paragraph in Article 5 of the By-Laws as follows:

“The Extraordinary Shareholder Meeting of 15 May 2024 authorised the cancellation of a maximum of no. 321,600,000 Eni treasury shares purchased in execution of the treasury share buyback programme approved by the Shareholders’ Meeting of 15 May 2024, conferring delegated powers on the Board of Directors – with the option of delegation to the Chief Executive Officer and sub-delegation by the same – to perform this cancellation, with several actions or at one time, by July 2025, to change, as a consequence, the number of shares indicated in paragraph 1 of this article, reducing it by a number of shares equal to those effectively cancelled, and to proceed, after completing the cancellation, to annul this paragraph”;

4)	to grant the Board of Directors — with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate — all powers needed to execute the resolution, taking all actions required, appropriate, instrumental and/or connected with the successful execution of the resolutions pursuant to the previous points, as well as to make any necessary additions, changes and formal deletions for registering in the Business Register and do whatever else is necessary and appropriate for the success of the resolution”.

The Chairman of the Board of Directors

GIUSEPPE ZAFARANA

ATTACHMENT

1)	Informative Document – Employee Stock Ownership Plan 2024-2026

INFORMATIVE DOCUMENT

DRAFT PURSUANT TO ART 114-BIS OF LEGISLATIVE DECREE 58 OF 24 FEBRUARY 1998 (CONSOLIDATED LAW ON FINANCE - TUF) AND ART. 84-BIS OF THE REGULATION ADOPTED BY CONSOB WITH RESOLUTION NO. 11971 OF 14 MAY 1999 AS SUBSEQUENTLY AMENDED (ISSUERS’ REGULATION)

EMPLOYEE STOCK OWNERSHIP PLAN 2024-2026

Introduction

This Information Document, drafted pursuant to Article 84-bis (Annex 3 A, Schedule no. 7) of the Issuers' Regulations, has been prepared by Eni S.p.A. (“Eni”) to provide information to its shareholders and to the market on the proposed adoption of the Employee Stock Ownership Plan 2024-2026 (the “Plan”), approved by the Board of Directors of Eni on 4 April 2024, which will be submitted for approval in accordance with Art. 114-bis of the Consolidated Law on Finance to the Ordinary Shareholders' Meeting convened on 15 May 2024, in single call (the “Shareholders’ Meeting”).

The Plan provides for the allocation of free “Eni Shares” to all Eni employees.

This Plan applies to Eni and its subsidiaries, excluding those with shares listed on regulated markets and companies controlled by them, and it is considered to be of “major significance” under Art. 84-bis, paragraph 2, of the Issuers’ Regulation since it is intended, although with annual grants with a purely symbolic value of 1 Eni share, for the persons referred to in Art. 114-bis of the Consolidated Law on Finance, and more specifically the Chief Executive Officer of Eni, Chief Operating Officers and other “Managers with Strategic Responsibilities” of Eni.

This Informative Document is available to the public at the registered office of Eni in Piazzale E. Mattei 1, Rome, in the “Governance” section of the Eni website (www.eni.com) and using the methods specified by Art. 84-bis of the Issuers’ Regulation.

Definitions

A description of the meanings of certain terms used in the Informative Document is given below:

Eni/Company	Eni S.p.A. (with registered office in Piazzale E. Mattei 1, Rome).
Chief Executive Officer	The Chief Executive Officer of Eni.
Eni shares	Eni S.p.A ordinary shares listed on Euronext Milan, a market organised and managed by Borsa Italiana S.p.A, ISIN code IT0003132476
Beneficiaries	Intended subjects of the Plan: Eni employees in general.
Managers with Strategic Responsibilities	In accordance with Art. 65, paragraph 1-quater of the Issuers’ Regulation, the managers of Eni who have the power and responsibility, directly or indirectly, for planning, directing and controlling Eni. For the purposes of the Information Document, Managers with Strategic Responsibilities of Eni are the Chief Operating Officers and Executives who report directly to the Chief Executive Officer and Chairman of the Board of Directors of Eni and, in any case, the members of the Company's Management Committee.

Board of Directors	The Board of Directors of Eni.
Remuneration Committee	The Eni remuneration committee, composed entirely of non-executive and independent directors, whose composition, appointment, tasks and operating methods are governed by a special Regulation approved by the Board of Directors, having an advisory and consultative role in matters relating to remuneration.
Subsidiaries	Entities controlled by Eni in accordance with Art. 93 of the Consolidated Law on Finance. For the purposes of the Plan, this excludes Subsidiaries whose shares are listed on regulated markets and the companies they control.
Grant Price of Eni Shares	Price calculated as the average of the official daily prices (source: Bloomberg) of Eni shares in the period between the first and last trading day in the month preceding the date of the Board of Directors’ annual approval of the implementation of the Plan and the Regulation.
Granted Shares	Number of Eni Shares granted free of charge to the Beneficiaries.
Lock-up period	Period, starting from grant date, during which Eni Shares cannot be transferred and/or sold, by managers employed.
Regulation	The document that governs the terms and conditions of each annual grant under the Plan.

1.	The addressees

1.1	Indication of the name of the addressees who are members of the board of directors or management board of the financial instrument issuer, of the companies controlling the issuer and the companies directly or indirectly controlled by it

The Plan's Beneficiaries include Eni’s Chief Executive Officer, in his capacity as General Manager, with an annual allocation of the purely symbolic value of 1 Share.

If any of the Beneficiaries described in paragraph 1.2 below are persons who, under current regulations, must be identified by name, also in relation to the position of Director possibly held in a Subsidiary, the Company will provide the market with the relevant information at the time of the notifications provided for by Art. 84-bis, paragraph 5 of the Issuers’ Regulation, as well as that provided under article 19 of EU Regulation 596/2014.

1.2	The categories of employees or collaborators of the financial instrument issuer and companies controlling or controlled by this issuer

The Plan applies to all Eni employees.

For Chief Operating Officers, other Managers with Strategic Responsibilities and Executives participating in the LTI Share Plan, similarly to what is envisaged for Eni's Chief Executive Officer, an annual allocation of the purely symbolic value of 1 Share is envisaged.

1.3	Name of the parties benefiting from the Plan belonging to the following groups:

a)	Chief Operating Officers of the financial instrument issuer

The Plan also applies to Chief Operating Officers appointed by Eni's Board of Directors for whom an annual allocation of the purely symbolic value of 1 Share is envisaged.

b)	other Managers with Strategic Responsibilities of the financial instrument issuer not classed as a “small”, in accordance with Article 3, paragraph 1, letter f) of Regulation no. 17221 of 12 March 2010, if they have, during the course of the year, received total compensation (obtained by adding the monetary compensation to the financial instrument-based compensation) in excess of the highest total compensation attributed to the members of the board of directors or management board, and to the general managers of the financial instrument issuer

Not applicable.

None of Eni’s Managers with Strategic Responsibilities have received total compensation during the course of the year in excess of the highest total compensation attributed to the members of the Board of Directors.

c)	natural persons controlling the share issuer, who are employees or who collaborate with the share issuer

Not applicable.

1.4	Description and numerical indication, broken down according to category:

a)	Managers with Strategic Responsibilities other than those specified under letter b) of paragraph 1.3

Managers with Strategic Responsibilities of Eni currently number 25.

b)	in the case of “small” companies, in accordance with Article 3, paragraph 1, letter f) of Regulation No. 17221 of 12 March 2010, the indication for the aggregate of all Managers with Strategic Responsibilities of the financial instrument issuer

Not applicable.

c)	any other categories of employees or collaborators for which different characteristics are envisaged for the Plan (e.g. Managers, middle management, employees, etc.)

Not applicable.

2.	The reasons behind the adoption of the Plan

2.1	Objectives to be achieved by means of the attribution of the Plan

On 4 April 2024, the Board of Directors, on the proposal of the Remuneration Committee, approved the adoption of a Employee Stock Ownership Plan aimed at all employees, with the aim of strengthening their sense of belonging to the company and participation in the growth of corporate value, in line with the interests of shareholders, as well as to support their purchase power.

2.2	Key variables, including in the form of performance indicators, considered in order to attribute the financial instrument based plans

The Plan provides for three annual grants in the period 2024-2026, namely:

•	Implementation 2024: grant of free shares by Eni for an individual monetary value of €2,000.

•	Implementation 2025: assignment of free shares by Eni for an individual monetary value of €2,000.

•	Implementation 2026: assignment of free shares by Eni (up to a maximum value of €1,000) equal to 50% of any shares purchased by the employee.

The number of Eni Shares to be granted will be determined by dividing the value defined for each grant by the Grant Price of the Eni Shares, rounded down to the unit.

For Eni's Chief Executive Officer, Chief Operating Officers and other Managers with Strategic Responsibilities and for Executives participating in the LTI Share Plan, an annual allocation of the purely symbolic value of 1 Share is envisaged.

A three-year lock-up period in line with international best practice is envisaged for shares granted free of charge.

There is a lock-up period of one year for shares purchased by the employee.

2.3	Elements underlying the determination of the entity of the financial instrument based compensation, namely the criteria with which to determine it

See point 2.2 and 2.5

2.3.1	More detailed information

See point 2.2

2.4	Evaluation with regards to significant tax and accounting implications which have affected the definition of the plans

Not applicable.

2.5	Evaluations with regards to significant tax and accounting implications which have affected the definition of the plans

The features of the Plan meet the requirements of Italian law in order to benefit from the tax benefits provided for by Article 51, paragraph 2, letter g) of Presidential Decree No. 917/1986 (TUIR), which are: i) shares offered to all employees; ii) total value not exceeding in the tax period the value of €2,065.83; iii) shares offered not sold before at least three years have elapsed since the grant.

2.6	Any support of the plan by the special Fund to encourage workers to participate in businesses, pursuant to Article 4, paragraph 112 of Italian Law no. 350 of 24 December 2003

Not applicable.

3.	Approval procedure and timing for the granting of instruments

3.1	Scope of powers and functions delegated by the shareholders’ meeting to the board of directors in order to implement the Plan

The Eni Board of Directors Meeting on 4 April 2024 resolved, based on a proposal by the Remuneration Committee of 4 March 2024, to submit the Plan to the Shareholders’ Meeting for approval.

Following approval by the Shareholders’ Meeting, the Board of Directors will implement the Plan, also through delegated subjects, determining the annual grant of Eni Shares and the identification of the Beneficiaries on the basis of the defined criteria and any other terms and conditions for implementation of the measure, to the extent they do not conflict with that established by the Shareholders’ Meeting.

3.2	Indication of the parties appointed to administrate the plan and their function and competence

Administration of the Plan is entrusted to the competent Eni functions.

3.3	Any procedures in place for the review of plans, including in relation to any alteration of the basic objectives

Not applicable.

3.4	Description of the methods by which to determine the availability and grant the financial instruments on which the Plan is based

The Plan provides for the grant of Eni Shares free of charge determined on the basis of the number of Beneficiaries identified and the monetary value defined for each year of grant (see point 2.2).

3.5	The role played by each director in determining the characteristics of said Plan, any situations of conflict of interest arising concerning the relevant directors

The terms of the Plan were defined in the Remuneration Committee’s proposal. The proposal to submit the Plan to the Shareholders’ Meeting, pursuant to Article 114-bis of the Consolidated Law on Financial Intermediation, was then approved by the Board of Directors.

The Plan, in relation to its Beneficiaries, constitutes a related party transaction subject to the approval of the Shareholders’ Meeting in accordance with Art. 114-bis of the Consolidated Law on Finance, therefore the specific procedures defined by Consob resolution No. 17221 of 12.3.2010, as updated (“Regulation on related party transactions”) are not applied, in accordance with the provisions of chapter A.11, letter f of the ECG Policy “Transactions with the interests of Directors and statutory auditors and transactions with related parties” adopted by Eni.

3.6	Date of the decision taken by the competent body to propose the approval of the plan to the shareholders’ meeting and any proposal of a remunerations committee, where existing

On 16 March 2024, the Board of Directors, based on a proposal by the Remuneration Committee of 4 March 2024, resolved to submit the Plan to the Shareholders’ Meeting.

3.7	Date of the decision taken by the competent body with regards to the granting of instruments and the potential proposal to said body by a remunerations committee, where existing

The Plan’s implementation is resolved annually by the Board of Directors based on the proposal by the Remuneration Committee, by the end of October for the grant of Eni Shares by the end of November.

3.8	The market price, recorded on said dates, for the financial instruments on which the plans are based, if traded on regulated markets

The official price of Eni Shares on Euronext Milan, organised and managed by Borsa Italiana S.p.A., on the aforementioned dates was as follows:

- €14.3779 on 4 March 2024;

- €15.29192 on 4 April 2024.

3.9	In the case of plans based on financial instruments traded on regulated markets, in what terms and how the issuer considers, when identifying the timing of the granting of instruments in implementation of the plan, the possible timing coincidence of:

i)	said granting or any decisions taken in this regard by the remunerations committee; and

ii) the diffusion of any significant information in accordance with Art. 114, paragraph 1 of the Consolidated Law on Finance: for example, if such information is: a) not already public and able to positively affect marketing listings, or b) already public and able to negatively affect market listings.

The Plan and its terms and conditions are previously approved with the ex-ante determination of the timing and the criteria for determining the number of Eni Shares to be granted without the possibility of exercising discretionary powers.

The number of Eni Shares to be granted to each Beneficiary is determined on the basis of a predefined value (see point 2.2), the Grant Price of Eni Shares and, only for the third grant year in the Plan, will also depend on the level of shares purchased by employees.

The length of the period (1 month) considered for calculating the Grant Price of Eni Shares rules out the possibility that the assignment can be significantly affected by the possible dissemination of inside information within the meaning of article 114, paragraph 1, of the Consolidated Law on Finance.

4.	The characteristics of the instruments awarded

4.1	Description of the ways in which the compensation plans based on financial instruments are structured

The Plan provides for three grants of free Eni shares for the period 2024-2026, as better detailed in point 2.2.

For the purposes of the assignment of Eni Shares to the Beneficiaries, Eni treasury shares already held in the portfolio will be used for a portion and, for the remaining portion, treasury shares will be purchased on the market through a new treasury share purchase programme that will be implemented to service the Plan subject to a specific resolution by the Shareholders’ Meeting.

4.2	Indication of the period of effective plan implementation also with reference to any different cycles envisaged

The Plan provides for three annual grants of free Eni shares from 2024-2026, as better detailed in point 2.2. Each free grant is subject to a three year lock-up period, and consequently the period of implementation of the Plan runs from 2024 to 2029, as described in the scheme below.

(1)	50% matching by the company, with a maximum celling of € 1000, of shares purchased by the employee.

4.3	Plan expiration

The Plan will expire in 2029, at the end of the lock-up period for the last grant in 2026.

4.4	Maximum number of financial instruments, also in the form of options, granted each tax year in relation to the entities identified or the specified categories

The number of Eni Shares to be granted will be determined in relation to the number of Beneficiaries identified, the monetary value defined for each year of assignment (see point 2.2), the Grant Price of the Eni Share and, only for the third grant year in the Plan, will also depend on the value of the shares purchased by the employees.

In any case, it is envisaged that a maximum of 10.5 million Eni Shares may be granted in execution of the Plan, using them for this purpose:

- approx. 4.1 million treasury shares already in the portfolio, also using for this purpose 2.9 million treasury shares originally intended for the 2020-2022 Long-Term Incentive Plan and no longer grantable.

- approx. 6.4 million Shares from purchases to be made on the market by the Company, subject to the authorisation of the Shareholders’ Meeting. In this regard, on 4 April 2024, the Board of Directors resolved to submit to the Shareholders’ Meeting the proposal to authorise the purchase and utilise treasury shares to service the Plan.

The maximum number of shares that can be granted was estimated based on the monetary value defined for each individual grant, the number of Beneficiaries, and taking into account the 1st decile value of the official prices recorded for the Eni Share over the last three years.

4.5	Methods and clauses for the implementation of the plan, specifying if the effective attribution of the instruments is subject to conditions being met or given results being achieved, including performance-related; a description of said conditions and results

Not applicable.

4.6	Indication of any restrictions of availability affecting the instruments attributed or the instruments from the year of the options, with specific reference to the terms within which the subsequent transfer to the company or third parties is permitted or prohibited

The Plan envisages a Lock-up Period of 3 years, i.e. the free Eni Shares may not be transferred and/or sold by current employees, for 3 years from the grant date, in line with international best practice. For shares purchased by the employee, the restriction is one year.

4.7	Description of any termination conditions in relation to the awarding of plans in the event that the Beneficiaries should carry out hedging operations that enable the neutralisation of any prohibitions of the sale of the financial instruments granted, also in the form of options, or financial instruments arising from the exercise of these options

Not applicable.

4.8	Description of the effects determined by the termination of employment

The Rules of the Plan provide for the following in the event of termination of employment during the lock-up period (3 years):

-	in the event of resignation or dismissal: application of a penalty equal to the monetary equivalent of the free shares determined at the Assignment Price.

-	In case of consensual termination: no application of penalties.

4.9	Indication of any other causes for the cancellation of the plans

In the event that the market conditions of the Eni Share do not allow for implementation of the Plan within the limits of the defined amounts, the Board of Directors may review the terms of the Plan or possibly cancel it.

4.10	Reasons in relation to the potential provision for “redemption” by the Company of the financial instruments covered by the plans, arranged in accordance with Art. 2357 et seq. of the Italian Civil Code; the beneficiaries of the redemption, specifying if it is only intended for specific categories of employees; the effects of the termination of employment on said redemption

Not applicable.

4.11	Any loans or other benefits intended to be granted for the purchase of shares in accordance with Art. 2358 of the Italian Civil Code

Not applicable.

4.12	Indication of assessments of the forecast burden for the company on the date of the related granting, as can be determined on the basis of the terms and conditions already defined, for the total amount and in relation to each plan instrument

Since the actual number of adherents to the Plan is not known at this time, an estimate of the monetary value of the shares that may be granted in the three-year period 2024-2026 is approximately €105 million, assuming the adherence of around 21,000 employees.

4.13	Indication of any dilution effects on the capital determined by the compensation plans

No impact on the amount of share capital is expected, as the Eni shares allocated to serve the Plan will be composed exclusively of Eni treasury shares, subject to specific authorization by the Shareholder’s Meeting.

The grant of Eni treasury shares to the Beneficiaries will dilute the voting rights of the other Eni shareholders. Currently the voting rights attaching to Eni’s treasury shares are suspended in accordance with art. 2357-ter, paragraph 2, of the Italian Civil Code; once granted to the Beneficiaries, these Eni Shares will give voting rights to their owners. The grant of Eni Shares to Beneficiaries can give rise to a maximum dilution of voting rights of 0.3%.

4.14	Any limits envisaged for the exercise of voting rights and the attribution of economic rights

Eni Shares granted will enjoy ordinary rights, there being no limits envisaged on the exercising of the inherent voting rights or economic rights, except as provided in paragraph 4.6.

4.15	If shares are not traded on regulated markets, all information that will help fully assess the value that can be assigned to them

Not applicable.

4.16 – 4.22 Not applicable.

4.23	Criteria for the adjustments necessary following extraordinary capital operations and other operations entailing the change in the number of underlying instruments (capital increases, extraordinary dividends, groupings and splitting of the underlying shares, mergers and spinoffs, conversions into other share categories, etc.)

Eni’s Board of Directors, where the conditions exist, may adapt the terms and conditions of the Plan as a result of the following operations:

a)   grouping or splitting of shares representing Eni’s capital stock;

b)   increase of Eni’s capital stock free of charge;

c)   increase of Eni’s capital stock against payment, also through the issue of shares with warrants attached, bonds convertible into Eni shares and bonds with warrants to subscribe Eni shares; the sale of treasury shares that are not at the service of Share Incentive Plans is equated with a capital stock increase;

d)   reduction of Eni’s capital stock;

e)   distribution of extraordinary dividends with withdrawals from Eni reserves;

f)   merger, if this entails changes to Eni’s capital stock;

g)   spin-off of Eni;

h)   granting of assets in the Eni portfolio to shareholders;

i)   public purchase offers or public purchase and exchange offers involving Eni shares.

4.24	Share Issuers will add the attached table 1 to the Informative Document

The table containing information on the Plan will be provided, in accordance with Art. 84-bis of the Issuers’ Regulation, at the time the Shares are granted during the implementation of the Plan to be approved by Eni’s Board of Directors. For Eni's Chief Executive Officer, Chief Operating Officers and other Managers with Strategic Responsibilities, the data in Section 2 of the Remuneration Report may be provided by reference to what has been published pursuant to Article 84-quater .